===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           ------------------------

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934 *

                           ------------------------

                       AMPAL-AMERICAN ISRAEL CORPORATION
                               (Name of Issuer)

                           ------------------------

                   Class A Stock, par value $1.00 per share

                        (Title of Class of Securities)

                           ------------------------

                                  032015 10 9

                                (CUSIP Number)

                           ------------------------

                                Yosef A. Maiman
                                  Ohad Maiman
                                  Noa Maiman
                           Y.M. Noy Investments Ltd.
                           33 Havazelet Hasharon St.
                               Herzliya, Israel
                                 972-9-9501735

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           ------------------------


                               February 26, 2002

            (Date of Event which Requires Filing of this Statement)

===============================================================================


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)


                              Page 1 of 14 Pages

CUSIP No.032015 10 9
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     YOSEF A. MAIMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE (NATURAL PERSON)

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a)  [ ]
      (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL AND PERU
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           11,115,112*
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            0
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    11,115,112*
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
------------------------------------------------------------------------------


*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock"), of AMPAL-American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Pursuant to the Stock Purchase Agreement, Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase shares of Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.


                              Page 2 of 14 Pages

CUSIP No.032015 10 9
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     OHAD MAIMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE (NATURAL PERSON)

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [ ]
     (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           11,115,112*
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            0
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    11,115,112*
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
------------------------------------------------------------------------------

*As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of AMPAL-American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Yosef
A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Pursuant to the Stock Purchase Agreement, Noy has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.

                             Pages 3 of 14 pages

CUSIP No.032015 10 9
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     NOA MAIMAN

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE (NATURAL PERSON)

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [ ]
     (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           11,115,112*
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            0
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    11,115,112*
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
------------------------------------------------------------------------------

*As described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of AMPAL-American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy. Pursuant to the Stock Purchase Agreement, Noy, has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.


                              Page 4 of 14 Pages

CUSIP No.032015 10 9
         -----------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     Y.M. NOY INVESTMENTS LTD.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     NOT APPLICABLE

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  [ ]
     (b)  [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, PF
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ISRAEL
------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    11,115,112*
               ---------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER

   SHARES           0
               ---------------------------------------------------------------
BENEFICIALLY   9    SOLE DISPOSITIVE POWER

   OWNED            11,115,112*
               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112*
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58%*
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
------------------------------------------------------------------------------

*As described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") has signed a stock purchase agreement (the "Stock Purchase Agreement") to acquire approximately 11,115,112 shares of Class A Stock, par value $1.00 per share (the "Class A Stock") of AMPAL-American Israel Corporation ("Ampal"), representing approximately 58% of the Class A Stock of Ampal. Yosef A. Maiman ("Mr. Maiman") owns 100% of the economic shares and one-third of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy. Pursuant to the Stock Purchase Agreement, Noy, has also agreed to purchase from Employees (as defined in the Stock Purchase Agreement) up to an additional 329,000 shares of Class A Stock or options to purchase Class A Stock, including: (1) any stock options (the "Options") granted to an Employee that such Employee elects to sell to Noy pursuant to an option assignment agreement and (2) any shares of Class A Stock (the "Employee Shares") held by an Employee as a result of an exercise of any Options, from the date of the Stock Purchase Agreement through and including the closing of the transactions contemplated by the Stock Purchase Agreement, that such Employee elects to sell to Noy pursuant to an option assignment agreement.


                              Page 5 of 14 Pages

Item 1. Security and Issuer.

          This Schedule 13D relates to the Class A stock, $1.00 par value (the "Class A Stock"), of AMPAL-American Israel Corporation, a corporation incorporated under the laws of New York ("Ampal"). The Class A Stock is listed on the National Association of Securities Dealers Automated Quotation ("NASDAQ"). The address of Ampal's principal executive offices is 111 Arlozorov Street, Tel Aviv, Israel.

Item 2. Identity and Background.

          (a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman"), Ohad Maiman, a citizen of the State of Israel, Noa Maiman a citizen of the State of Israel and Y.M. Noy Investments Ltd., an Israeli corporation ("Noy"). Mr. Maiman and Noy had previously filed a joint Schedule 13D relating to the Class A Stock on February 27, 2002. Mr. Maiman and Noy will now, until otherwise indicated, file joint filings with each other, Ohad Maiman and Noa Maiman regarding the Class A Stock. Mr. Maiman's, Ohad Maiman's, Noa Maiman's and Noy's business address is 33 Havazelet Hasharon St., Herzliya, Israel. Mr. Maiman, Ohad Maiman, Noa Maiman and Noy are hereinafter collectively referred to as the "Reporting Persons."

          Mr. Maiman is currently the President of Merhav (M.N.F) Ltd., an Israeli corporation, and Chairman of the Board of Directors of Noy and his business address is 33 Havazelet Hasharon St., Herzliya, Israel.

          Ohad Maiman is currently a student at Columbia University located in New York, New York, USA.

          Noa Maiman is currently a student at the Hebrew University of Jerusalem, Israel located in Jerusalem, Israel.

          Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy. Noy has no executive officers.

          (d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                              Page 6 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

          The shares of Class A Stock that are the subject of this Schedule 13D are to be acquired by Noy pursuant to a stock purchase agreement dated as of February 26, 2002 (the "Stock Purchase Agreement"), between Rebar Financial Corp. ("Rebar") and Noy. Pursuant to the Stock Purchase Agreement, Noy has agreed to acquire 11,115,112 shares of Class A Stock (the "Shares") from Rebar for a purchase price equal to $82,920,175.84 (plus, if applicable, the Interest Factor as defined in the Stock Purchase Agreement) and up to 329,000 Employee (as defined in the Stock Purchase Agreement) stock options (the "Options"), including any shares that may be issued pursuant to the exercise of any such Options (the "Employee Shares"), for a maximum purchase price, including the Option exercise price, equal to $2,454,382.77 should all such Employees sell all such Options or Employee Shares to Noy pursuant to option assignment agreements (the "Option Assignment Agreements"). As of the date of this filing, Noy has not yet executed any Option Assignment Agreements. A copy of the Stock Purchase Agreement and a form of the Option Assignment Agreements (see Exhibit B to the Stock Purchase Agreement) was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and are incorporated herein by reference. The descriptions of the Stock Purchase Agreement and the Option Assignment Agreements set forth in this Schedule 13D are qualified in their entirety by reference to the full text thereof.

          The Reporting Persons expect to finance the acquisition of the Shares, Options and Employee Shares described in this Schedule 13D principally through some form of bank financing to be obtained by Noy, including a combination of both long-term and short-term loans, although no definitive determination has been made at this time as to the source of funds. The Reporting Persons are currently in negotiations with two banks regarding this bank financing. Such bank financing may require the pledge of some or all the Shares, Options and Employee Shares and the granting of certain voting rights with respect to the Shares, Options and Employee Shares. Noy may also secure additional funds to finance the acquisition of the Shares, Options and Employee Shares from a personal contribution or loan from Mr. Maiman or one or more of its or Mr. Maiman's, respective, affiliates.

Item 4.  Purpose of Transaction.

          The purpose of the transaction is for the Reporting Persons to acquire control of Ampal. Following the completion of the transaction, the Reporting Persons intend to continuously review all aspects of their investment in Ampal, including the market price of the Class A Stock, Ampal's business operations, financial results and condition and prospects, and the general economic and industry conditions related to the business.

          (a) As described in Item 3, pursuant to Section 1.3 of the Stock Purchase Agreement, Noy has agreed to acquire up to 329,000 Options or Employee Shares for a maximum purchase price, including the Option exercise price, equal to $2,454,382.77 should all such Employees sell all such Options or Employee Shares to Noy pursuant to Option Assignment Agreements.

          The Reporting Persons reserve the right to determine in the future to formulate plans or proposals which relate to, or would result in, or to take or cause to be taken any action relating to, or resulting in, the acquisition of additional securities of Ampal or disposition of any securities of Ampal.

          (b), (c) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy, to: (i) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation,


                              Page 7 of 14 pages
partnership, association or other business organization or division thereof or otherwise acquire any assets (other than inventory) that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole, except for any such transaction in which the investment by Ampal does not exceed U.S. $1,000,000 and (ii) except as expressly permitted by the Stock Purchase Agreement, sell, lease, license or otherwise dispose of any of its assets that are material, individually or in the aggregate, to Ampal and its subsidiaries, taken as whole.

          (d) Pursuant to Section 6.6 of the Stock Purchase Agreement, within ten (10) business days following the execution of the Stock Purchase Agreement, Rebar shall use its reasonable best efforts to (i) cause Ampal to increase the size of its board of directors by two persons and (ii) cause the two persons designated in writing by Noy and listed on Schedule 6.6(a) to be nominated and designated as members of the board of directors of Ampal to fill such vacancies. In accordance with Section 6.6 of the Stock Purchase Agreement on March 6, 2002, the Ampal Board of Directors approved an increase in the size of the Ampal Board of Directors by two persons and approved the appointment of Leo Malamud and Jack Bigio to the Ampal Board of Directors. In addition, Section 6.6 of Stock Purchase Agreement provides that: at the written request of Noy (which request shall be given no later than 20 calendar days prior to the Closing (as defined in the Stock Purchase Agreement)), Rebar shall use its best efforts either (i) to cause the persons designated by Noy to resign as directors of Ampal on the Closing or (ii) cause such persons as may be designated by Noy to resign as directors of Ampal and cause such persons as may be designated in good faith by Noy to be nominated and designated as members of the board of directors of Ampal on or immediately prior to the Closing Date (as defined in the Stock Purchase Agreement) such that, as a result of such resignations and designations the persons designated by Noy to be members of the board of directors of Ampal constitute a majority of the board of directors of Ampal. At the next shareholders' meeting, it is the intent of the Reporting Persons to replace all of the existing directors of the board of Ampal with directors that Noy has nominated and designated.

          (e) Pursuant to Section 6.3 of the Stock Purchase Agreement, Rebar has agreed to use its reasonable best efforts to cause Ampal to not, and Rebar shall not vote for, consent or approve the taking of actions by Ampal, in each case without the prior written consent of Noy to: declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any shares of its capital stock, except that (i) dividends and distributions may continue to be paid by the subsidiaries of Ampal to Ampal or other subsidiaries of Ampal and (ii) regular dividends may be declared and paid on any shares of preferred stock outstanding on the date hereof in the ordinary course of business consistent with past practices.

           (f) Upon consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons will review Ampal's business and corporate structure and may cause changes in Ampal's business plan, which may include material changes in Ampal's business or corporate structure.

          A copy of the Stock Purchase Agreement was filed as Exhibit 1 to the joint Schedule 13D filed by Mr. Maiman and Noy on February 27, 2002 and the descriptions of the Stock Purchase Agreement in this Item 4 are qualified in their entirety by reference to the full text thereof.

          Except as set forth in this Schedule 13D or as contemplated by the Stock Purchase Agreement, or the Option Assignment Agreements, none of the Reporting Persons has any other present plans or proposals which would result in or relate to: (a) the acquisition by any person of additional securities of Ampal, or the disposition of securities of Ampal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ampal or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Ampal or of any of its subsidiaries; (d) any change in the present board of directors

                              Page 8 of 14 Pages
or management of Ampal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Ampal; (f) any other material change in Ampal's business or corporate structure; (g) changes in Ampal's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ampal by any person; (h) causing a class of securities of Ampal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Ampal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Any of the Reporting Persons may, however, discuss one or more of the foregoing matters with other stockholders of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters. In addition, in the context of the performance of the duties associated with membership on the Board of Directors of Ampal, any director nominated or appointed by the Reporting Persons may discuss one or more of the foregoing matters with the other directors of Ampal or the members of the management team of Ampal or may formulate a plan or proposal relating to one or more of the foregoing matters.


Item 5.   Interest in Securities of the Issuer.

          (a), (b) Pursuant to the Stock Purchase Agreement, Rebar has agreed to sell and Noy has agreed to purchase from Rebar, 11,115,112 shares of Class A Stock (the "Shares") which represents approximately 58% of the approximately 19,284,175 outstanding shares of Class A Stock, excluding 6,160,664 treasury shares owned by Ampal or one or more of its subsidiaries. The approximation of the aggregate number of outstanding shares of Class A Stock was derived from the Class A Stock shares represented and warranted by Rebar to be outstanding as provided in the Stock Purchase Agreement.

          (b) Pursuant to the Stock Purchase Agreement, Noy will have the power to vote or direct the vote or to dispose or to direct the disposition of 11,115,112 shares of Class A Stock.

          The sale and purchase of the 11,115,112 shares of Class A Stock pursuant to the Stock Purchase Agreement is subject to the satisfaction and waiver of certain conditions, including the filing by Noy with, and the approval from, the Israeli Ministry of Communications and certain other conditions that are customary in transactions similar to those contemplated by the Stock Purchase Agreement.

          Subject to the matters described in this Item 5, none of the Reporting Persons beneficially owns any shares of Class A Stock other than the 11,115,112 Class A Stock.

          As discussed in Item 2, Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Shares of Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman each by virtue of their respective ownership of one-third of the voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy.

          (c) None of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

                              Page 9 of 14 Pages

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in this Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the shares of Class A Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Other than in conjunction with the bank financing referred to in Item 3, no securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.


Item 7.   Material to Be Filed as Exhibits.


Exhibit                    Description

1. Stock Purchase Agreement (incorporated by reference to Exhibit 1 to the joint Schedule 13D filed by Yosef A. Maiman and Y.M. Noy Investments Ltd. on February 27, 2002).

2.          Joint Filing Agreement

                              Page 10 of 14 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   March 8, 2002

                                         YOSEF A. MAIMAN, an individual


                                         by  /s/ Yosef A. Maiman
                                            ------------------------------
                                                 Yosef A. Maiman


                                         Y.M. NOY INVESTMENTS LTD.

                                         by /s/ Yosef A. Maiman
                                            ------------------------------
                                            Name:  Yosef A. Maiman
                                            Title: Chairman of the Board of
                                                   Directors


                                         OHAD MAIMAN, an individual

                                         by /s/ Ohad Maiman
                                            ------------------------------
                                                    Ohad Maiman


                                         NOA MAIMAN, an individual

                                         by /s/ Noa Maiman
                                            -------------------------------
                                                    Noa Maiman



                              Page 11 of 14 Pages

                                 EXHIBIT INDEX



Exhibit No.      Description                                              Page

1. Stock Purchase Agreement dated February 26, 2002 between Y.M. Noy Investments Ltd. and Rebar
                 Financial Corp. (incorporated by reference to Exhibit 1 to the joint Schedule 13D filed by Yosef A. Maiman and Y.M. Noy Investments Ltd. on February 27,
                 2002).

2.               Joint Filing Agreement dated March 8, 2002 among          14
                 Yosef A. Maiman, Y.M. Noy Investments Ltd., Ohad
                 Maiman and Noa Maiman.


                              Page 12 of 14 Pages

                                                                     Exhibit 2



                            JOINT FILING AGREEMENT




















                              Page 13 of 14 Pages

                            JOINT FILING AGREEMENT


THIS JOINT FILING AGREEMENT (this "Agreement") is entered into as of the 8th day of March, 2002 by and among Mr. Yosef A. Maiman, a citizen of Israel and Peru, Y.M. Noy Investments Ltd., an Israeli corporation, Mr. Ohad Maiman, a citizen of Israel and Ms. Noa Maiman, a citizen of Israel.

Each party hereto hereby agrees to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto ("13D Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of Class A stock, $1.00 par value, of Ampal-American Israel Corporation, and each mutually covenants to each of the other parties that it will fully cooperate with the others in the preparation and timely filing of all such 13D Filings.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.




                                                     /s/ Yosef A. Maiman
                                                     -------------------------
                                                     Yosef A. Maiman



                                                     /s/ Yosef A. Maiman
                                                     -------------------------
                                                     Y.M. Noy Investments Ltd.



                                                     /s/ Ohad Maiman
                                                     -------------------------
                                                     Ohad Maiman



                                                    /s/ Noa Maiman
                                                    -------------------------
                                                     Noa Maiman


                              Page 14 of 14 Pages